CERTIFICATE OF AMENDMENT OF THE
RESTATED CERTIFICATE OF INCORPORATION
OF
PARKER DRILLING COMPANY

Parker Drilling Company, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY as follows:

FIRST: The name of the Corporation is Parker Drilling Company.

SECOND: Upon the filing and effectiveness (the “Effective Time”) pursuant to the General Corporation Law of the State of Delaware (the “DGCL”) of this certificate of amendment to the restated certificate of incorporation of the Corporation, each 15 shares of the Corporation’s common stock, par value $.16-2/3 per share, issued and outstanding immediately prior to the Effective Time shall be combined into one (1) validly issued, fully paid and non-assessable share of common stock, par value $.16-2/3 per share, without any further action by the Corporation or the holder thereof, subject to the treatment of fractional share interests as described below (the “Reverse Split”). No fractional shares will be issued in connection with the Reverse Split. Stockholders who otherwise would be entitled to receive fractional shares will be entitled to an amount in cash (without interest or deduction) equal to the fraction of one share to which such stockholder would otherwise be entitled multiplied by the product of: (i) the closing price per share of our common stock on the New York Stock Exchange on the last trading day immediately preceding the effective date of the Reverse Split and (ii) 15. Each certificate that immediately prior to the Effective Time represented shares of common stock (“Old Certificates”) shall thereafter represent that number of shares of common stock into which the shares of common stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.

THIRD: At the Effective Time, the first paragraph of Article FOURTH of the Restated Certificate of Incorporation of the Corporation shall be hereby amended to read in its entirety as follows:

A. The aggregate number of shares of all classes of stock which the Corporation shall have authority to issue is 20,608,667, of which 1,942,000 shares shall be Preferred Stock of the par value of One Dollar ($1.00) per share (hereinafter called “Preferred Stock”), and the remaining 18,666,667 shares shall be Common Stock of the par value of sixteen and two thirds cents ($.16-2/3) per share (hereinafter called “Common Stock”). The designations and the powers, preferences and rights, and the qualifications, limitations, restrictions and other special or relative attributes granted to or imposed upon the shares of Preferred Stock shall be as fixed in Section 1 of this Article FOURTH, or as may be fixed by the Board of Directors in accordance with the provisions thereof, and the designations and the powers, preferences and the rights, and the qualifications, limitations, restrictions and other special or relative attributes granted to or imposed upon the shares of Common Stock shall be fixed in Section 2 of this Article FOURTH.

FOURTH: The foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FIFTH: The foregoing amendment shall be effective (the “Effective Time”) as of 11:59 P.M., New York City time on July 26, 2018.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer, this 12th day of July, 2018.

PARKER DRILLING COMPANY

By:	/s/ Jennifer F. Simons
Jennifer F. Simons
Vice President, General Counsel and Secretary

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